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First American Strategic Income Portfolio Inc.
c/o U.S. Bancorp Asset Management, Inc.
800 Nicollet Mall, BC-MN-H05F
Minneapolis, MN 55402



July 26, 2005



VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:      First American Strategic Income Portfolio Inc.
         Registration Statement on Form N-2, SEC File No. 811-21271 Registration Statement on Form N-14, SEC File No. 333-102309

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, First American Strategic Income Portfolio Inc. ("Strategic Income Portfolio") respectfully requests the withdrawal of its above-referenced registration statement on Form N-2 filed on December 26, 2002 and amended on April 22, 2003, together with all exhibits thereto, and its above-referenced registration statement on Form N-14 filed on December 31, 2003 and amended on April 22, 2003, together with all exhibits thereto, effective immediately. No securities were sold in connection with the offering contemplated by the registration statements.

Strategic Income Portfolio was formed in connection with the proposed merger of four closed-end investment companies, American Strategic Income Portfolio Inc., American Strategic Income Portfolio Inc. - II, American Strategic Income Portfolio Inc. - III and American Select Portfolio Inc. (together, the "Funds"), into First American Strategic Real Estate Portfolio, Inc., a specialty real estate finance company that would elect to be taxed as a real estate investment trust (REIT). Shareholders of the Funds not wishing to receive shares of the REIT would have had the option of exchanging their shares for shares of Strategic Income Portfolio. We are requesting withdrawal of Strategic Income Portfolio's registration statements because the Board of Directors of the Funds, in consultation with U.S. Bancorp Asset Management, Inc., the investment adviser to the Funds, has decided not pursue the proposed merger.

Please contact me at 612-303-3738 if you need any additional information to consent to our request to withdraw Strategic Income Portfolio's registration statements.

Sincerely,

/s/ Kathleen L. Prudhomme

Kathleen L. Prudhomme
Secretary